March 13, 2015

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	Meridian Bioscience, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed December 1, 2014
File No. 000-14902

Ladies and Gentlemen:

On behalf of Meridian Bioscience, Inc. ("Meridian" or the "Company"), this letter responds to your letter, dated March 2, 2015 (the "Comment Letter"), regarding the above-referenced Annual Report on Form 10-K (the "Annual Report"), filed on December 1, 2014. Each comment of the Staff of the Division of Corporation Finance (the "Staff") is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary or italicized type, as the case may be, beneath the corresponding comment of the Staff appearing in bold type.

General

1.
We note that two patents for your H. pylori products expire in 2016 in the U.S. and in 2017 outside the U.S.  Please provide us draft disclosure for Management's Discussion and Analysis in your next Quarterly Report on Form 10-Q to discuss any potential material adverse effects of the loss of patent protection on your future results of operations or liquidity.  Please also disclose what specific steps or strategies you plan to take, if any, to mitigate these potential adverse effects.  You should also provide us appropriate draft disclosure to be included in your risk factors section.  If you believe that the loss of these patents will not materially affect your future results please provide us a detailed analysis as to why this is the case.

Response – The Company proposes to include the following discussion in its Management's Discussion and Analysis in its next Quarterly Report on Form 10-Q:

"During the second quarter of fiscal 2015, revenues from our H. pylori products, all of which are immunoassay products, grew XX% to $X,XXX. These revenues grew XX% to $XX,XXX during the first six months of fiscal 2015.  These increases continue to reflect the benefits of our partnerships with managed care companies in promoting the health and economic benefits of a test and treat strategy, and the ongoing effects of such strategy moving physician behavior away from serology-based testing and toward direct antigen testing.  A significant amount of the H. pylori product revenues are to reference labs, whose buying patterns may not be consistent period to period.

The patents for our H. pylori products are owned by us and expire in 2016 in the U.S. and in 2017 in countries outside the U.S.  We expect competition with respect to our H. pylori products to increase upon the expiration of these patents in 2016 and 2017 as we currently market the only FDA-cleared test to detect H. pylori antigen in stool samples.  Such competition may have an adverse impact on our selling prices for these products, or our ability to retain business at prices acceptable to us, and consequently, adversely affect our future results of operations and liquidity, including revenues and gross profit. In order to mitigate any loss in revenues upon patent expiration, among other things, we are researching and experimenting with new products (e.g., detection of H. pylori in samples other than stool and detection of H. pylori on molecular platforms). We are unable to provide any assurances that we will be successful with any mitigation strategy or that any mitigation strategy will prevent an adverse effect on our future results of operations and liquidity, including revenues and gross profit."

The Company proposes to include the following in its risk factors section:

"We may face increased competition upon expiration of our H. pylori patents in 2016 and 2017.

Our patents related to our H. pylori products expire in 2016 in the U.S. and in 2017 in countries outside the U.S.  Revenues from our H. pylori products were $XX,XXX in fiscal 2015. We expect competition with respect to our H. pylori products to increase upon the expiration of these patents in 2016 and 2017 as we currently market the only FDA-cleared test to detect H. pylori antigen in stool samples.  Such competition may have an adverse impact on our selling prices for these products or our ability to retain business at prices acceptable to us, and consequently, adversely affect our future results of operations and liquidity, including revenues and gross profit. In order to mitigate any loss in revenues upon patent expiration, among other things, we are researching and experimenting with new products (e.g., detection of H. pylori in samples other than stool and detection of H. pylori on molecular platforms). We are unable to provide any assurances that we will be successful with any mitigation strategy or that any mitigation strategy will prevent an adverse effect on our future results of operations and liquidity, including revenues and gross profit."

2.	Please expand your patent disclosure to provide the following information as to each material patent:
•	whether the patent or patent application is owned or licensed;
•	if licensed, the party from whom the patent is licensed and the duration of the license;
•	type of patent protection conferred such as composition of matter, use or process, etc.;
•	identification of the applicable jurisdiction were the patent was issued; and
•	the corresponding expiration date.

Please provide us with draft disclosure for your next 10-K to respond to the above-requested revisions.

Response – The Company proposes to include the following in its next Form 10-K:

"We own or license U.S. and foreign patents, most of which are for products manufactured by our Diagnostics segment.  These patents are used in our manufacturing processes for selected products (method patents) or may relate to the design of the test device technology format (design patents).  In the absence of patent protection, we may be vulnerable to competitors who successfully replicate our production and manufacturing technologies and processes.  Our employees are required to sign confidentiality and non-disclosure agreements designed to protect our proprietary products.  Revenues from these products in fiscal 2014 and fiscal 2015 were as follows:

Product Family	No. of Products	% of fiscal 2015 Consolidated Revenues	% of fiscal 2014 Consolidated Revenues
Illumigene	9	XX%	20%
H. pylori	2	XX%	14%
Respiratory	3	X%	2%
Other	5	X%	1%

The patents for our illumigene products are licensed from a third party under a non-exclusive license agreement and expire between 2020 and 2022.  These patents were issued in the U.S., European Community and other countries.  The term of our license agreement runs until the last patent expires in 2022, at which point we will be free to practice the patents without any restriction or royalty obligation.

The patents for our H. pylori products are owned by us and expire in 2016 in the U.S. and in 2017 outside the U.S. (principally, Australia, Canada, European Community and Japan). We expect competition with respect to our H. pylori products to increase upon the expiration of these patents in 2016 and 2017 as we currently market the only FDA-cleared test to detect H. pylori antigen in stool samples.  Such competition may have an adverse impact on our selling prices for these products and our ability to retain business at prices acceptable to us, and consequently, adversely affect our future results of operations and liquidity, including revenues and gross profit. In order to mitigate any loss in revenues upon patent expiration, we are researching and experimenting with new products (e.g., detection of H. pylori in samples other than stool and detection of H. pylori on molecular platforms). We are unable to provide any assurances that we will be successful with any mitigation strategy or that any mitigation strategy will prevent an adverse effect on our future results of operations and liquidity, including revenues and gross profit.

The patents for our Respiratory products are owned by us and expire in 2022 (two products) and 2027 (one product).  These patents were issued in the U.S. and European Community, among other jurisdictions.

The remaining five patented products are spread over multiple product families.  These patents are either owned by us, or we are free to practice the patents without any restriction or royalty obligation.  These patents, where still in effect, collectively expire between 2016 and 2027."

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please contact me at 513.272.5422.

Sincerely,
MERIDIAN BIOSCIENCE, INC.

By: /s/ Melissa A. Lueke
Melissa A. Lueke
EVP and Chief Financial Officer
Principal Accounting Officer
cc: F. Mark Reuter, Esq.